1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EDGAR

August 31, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David Orlic, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Mr. Orlic:

Set forth in the numbered paragraphs below are the Staff’s comments provided telephonically on August 26, 2021 to the Registrant’s response dated August 24, 2021 (the “Prior Response”), accompanied by the Registrant’s responses to each comment. The Prior Response relates to Registrant’s Post-Effective Amendment No. 308 filed on June 17, 2021 (“PEA 308”), which included a prospectus and statement of additional information pertaining to the ALPS Global Travel Beneficiaries ETF, a new series of the Registrant (the “Fund”).  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 308.

Comment 1: With reference to comment/response 4 in the Prior Response, given the use of “global” in the fund’s name, adopt a policy that the fund will invest, under normal market conditions, at least 40% of its assets in issuers tied economically to non-US countries, or if market conditions are not favorable, at least 30% of its assets in issuers tied economically to non-US countries, and disclose in the prospectus that the fund will normally hold securities of issuers located in at least three countries.  Provide the index’s allocation to US and non-US countries as of a recent date.

Response: The Registrant confirms that the Underlying Index will consist of constituent issuers tied to four distinct geographic regions (U.S. & Canada, Europe, Pacific (ex-Canada), and Emerging) with a 65% maximum weight per geographic region. Accordingly, the Registrant has revised the Fund’s Principal Investment Strategies to disclose the following:

From the Index Universe, the Underlying Index methodology selects and weights twenty stocks in each Segment, subject to a minimum of one constituent per geographic region (U.S. & Canada, Europe, Pacific (ex-Canada), and Emerging) and a 65% maximum weight per geographic region.

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.1 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).2 Accordingly, the Registrant believes the Fund’s new disclosure regarding how the Underlying Index is exposed to four distinct geographic regions subject to a max 65% weight per region, as set forth above, is sufficient.

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.3 Furthermore, the application of a particular quantified test to the Fund (i.e., “40%”) would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

As of August 13, 2021, the Underlying Index is 62.9% tied to the U.S. and 37.1% tied to non-U.S. countries.

Comment 2: With reference to comments/responses 11-12 in the Prior Response, given the use of “travel” in the fund’s name, adopt a policy that the fund will invest, under normal market circumstances, at least 80% of the value of its net assets (plus borrowings for investment purposes) in issuers tied economically to travel, or explain why such a policy is not required.  Alternatively, change the fund’s name such that an 80% policy is not required.  Provide the index’s allocation to each of its four “segments” as of a recent date.  Describe why certain issuers are included in the index, for example, cosmetics companies and American Express, that do not appear to be tied economically to travel.

Response: The Registrant respectfully reiterates its Prior Response that Rule 35d-1 is not applicable to the use of the term “Travel Beneficiaries” in the Fund’s name because it suggests an investment strategy, not a particular type of investment. Such investment strategy is represented by the Underlying Index, and the Fund has disclosed its policy to “normally invest at least 80% of its net assets in securities that comprise the Underlying Index and generally will invest in all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index.” As discussed in the Prior Response, “Travel Beneficiaries” represents a broader group of issuers that may benefit from travel, as determined by the Underlying Index methodology, and is expressly not limited to issuers within the “travel” sector. As disclosed in PEA 308, the Underlying Index consists of three segments (Airlines & Airport Services; Hotels, Casinos, Cruise Lines; Booking & Rental Agencies) that consist of issuers principally engaged in the travel sector, and a fourth segment (Ancillary Beneficiaries) that consists of issuers that are not principally engaged in the travel sector, but instead are deemed to benefit from global travel as determined by the Underlying Index’s methodology. The first paragraph of the Fund’s Principal Investment Strategies has been revised to further clarify these points, as follows:

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).
[2]	See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998) (“Release No. 23064”)).
[3]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

ALPS Advisors, Inc. (the “Adviser”) will seek investment results that replicate as closely as possible, before fees and expenses, the performance of the Underlying Index. The Underlying Index utilizes a rules-based methodology developed by S-Network Global Indexes Inc. (the “Index Provider”), which is designed to identify exchange-traded stocks of companies that are materially engaged in the global travel industry, including four segments: Airlines & Airport Services; Hotels, Casinos, Cruise Lines; Booking & Rental Agencies; and Ancillary Beneficiaries, which is based on the research of the Index Provider (each a “Segment” and together, the “Segments”). Companies in the Ancillary Beneficiaries Segment are those which may not be principally engaged in the global travel industry but instead are deemed to benefit from global travel.  The Index Provider creates the Ancillary Beneficiaries Segment from among the companies in the SNG5500 Index that are deemed to benefit from global travel but are not in the other Segments, based on the research of the Index Provider and subject to a proprietary Ancillary Beneficiary score developed by the Index Provider, which assesses and scores companies based on their engagement with the travel industry. Examples of potential Ancillary Beneficiaries include technology companies that provide software to facilitate travel; food services companies; aircraft parts and services providers; and retailers of personal products and luxury goods associated with travel. The Underlying Index is designed to identify companies in each Segment that are recognized for their superior quality growth characteristics and allocated to represent global exposure similar to that of the S-Network Global 5500 Index (“SNG5500 Index”). The Underlying Index defines significant revenue from one of the Segments as: (1) revenues representing more than 20% of the company’s total revenues and such revenues are independently reported in the company’s financial reports, (2) applicable revenues are likely to have a material impact on the company’s overall share price performance, or (3) the company’s applicable business is likely to have a significant impact on the sector as a whole.

As of August 13, 2021, the Underlying Index’s allocation to each of its four segments are as follows:

•	Airlines & Airport Services: 20%
•	Hotels, Casinos, Cruise Lines: 32%
•	Booking & Rental Agencies: 15%
•	Ancillary Beneficiaries: 33%

With respect to the Underlying Index’s inclusion of certain cosmetic companies and American Express, the Registrant confirms such issuers are included in the Underlying Index through the Ancillary Beneficiaries segment.

* * *

If you have any questions or further comments, please contact me at 202.261.3464.

Sincerely,

/s/ Adam Teufel

Adam Teufel